Exhibit 99.1

Press release ING Corporate Communications Amsterdam, 30 July 2026 ING posts 2Q2026 net result of €1,947 million, reflecting accelerated growth in customer base and customer balances Profit before tax of €2,919 million, up 23% year - on - year and 29% quarter - on - quarter • Mobile primary customer base expands by 377,000 in the quarter, demonstrating continued commercial momentum • €15.2 billion of net core lending growth and €15.9 billion of net core deposit inflows • Fee income of €1,278 million, up 14% year - on - year and 3% higher quarter - on - quarter • Return on tangible equity 17.0% in 2Q2026 and 14.5% on a four - quarter rolling basis; CET1 ratio 13.1% • ING will pay an interim cash dividend of €0.40 per ordinary share • Upgraded 2026 and 2027 outlook for fees and total income, with ROTE now expected at >15% and >16%, respectively 1) CEO statement “ING has had an excellent second quarter of 2026, with strong results across all business lines as more customers did more business with us,” said Steven van Rijswijk, CEO of ING. “These results reflect the continued progress we are making and show that we are successfully supporting our clients and customers during this period of ongoing uncertainty. “During the quarter, more customers have chosen to bank with ING, with our mobile primary customer base growing by 377,000, with strong contributions from the Netherlands, Germany and Spain. Total income was 10% higher and the net result has increased 16% year - on - year, supported by growth in both interest and fee income, reflecting our strong commercial momentum across the franchise. “In Retail Banking, lending has grown by €12.1 billion, or 9% on an annualised basis. We have helped more people finance their homes, leading to a €7.1 billion growth in mortgages, especially in the Netherlands, Germany, Italy and Australia. We have also extended more loans to our Business Banking clients, resulting in lending growth of €4.2 billion. And customers have continued to entrust more of their savings to us, supported by successful deposit gathering campaigns across several markets and resulting in €16.7 billion Retail deposits growth, or 10% on an annualised basis. "Retail fee income has grown by 16% year - on - year, benefiting from our growing customer base and increased customer activity. We also continued to help more customers invest for their future. The number of active investment product customers has increased by 110,000 in the quarter, with strong growth in Germany in particular, and total assets under management have grown 27% year on year to €322 billion, partially supported by the full consolidation of Polish asset manager TFI, after acquiring the remaining stake. To further accelerate our growth in Private Banking, we have announced a strategic investment in leading Spanish wealth manager Singular Bank, which will strengthen our position in one of Europe’s largest wealth markets. The transaction is expected to close in the first quarter of 2027. “In Wholesale Banking, we have seen strong performance across Lending, Daily Banking & Trade Finance, and Financial Markets. Quarterly lending growth was €3 billion, or 6% on an annualised basis, mainly driven by consistent demand for financing from our clients as well as growth in Transaction Services. We also improved capital efficiency, reducing risk - weighted assets despite continued lending growth. Wholesale Banking fee income has increased 11% year - on - year, as we continue to support more clients in their investment needs. “Expenses increased, mainly reflecting wage inflation and continued investments to support business growth, including marketing expenses. Risk costs have remained below the through - the - cycle average at 15 basis points of average customer lending. Return on tangible equity was 17.0% in the second quarter, bringing the four - quarter rolling average to 14.5%. Our CET1 ratio was 13.1%, which includes the €1.0 billion RWA relief from another significant risk - transfer (SRT) transaction completed during the quarter. “As we continue to support our clients in their transition to a more sustainable future, we financed €86.5 billion in sustainable volume mobilised in the first half of 2026. Furthermore, we helped more customers finance energy - efficient homes and provided more financing for home renovations aimed at improving energy efficiency. “Looking ahead, we remain well positioned to support our customers and clients, as we build on our strong momentum and disciplined strategic execution. We thank our employees for their dedication and contribution to these results.” Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 30 July 2026 at 9:00 am CET +31 20 708 5074 (NL) +44 330 551 0202 (UK) (Registration required via invitation) Live audio webcast at www.ing.com 1) See footnote on page 5.

Business Highlights

Net core lending growth	Profit before tax	CET1 ratio
€15.2 bln	**€2,919 mln**	**13.1%**
+8% annualised growth	+23% vs 2Q2025	+8 bps vs 1Q2026
Net core deposits growth	**Fee income**	**Return on tangible equity (ROTE)**
€15.9 bln	**€1,278 mln**	**17.0%**
+8% annualised growth	+14% vs 2Q2025	+270 bps vs 2Q2025

Superior value for customers

NPS score Retail Banking[1]:
Ranked #1 in 5 of 9 retail markets

Mobile primary customers[2]:
+377,000 in 2Q2026

In Retail Banking, we gained 377,000 mobile primary customers during the quarter, bringing the total mobile primary customer base to nearly 16 million out of our more than 41 million customers overall, with strong growth in the Netherlands, Germany and Spain. To further deepen our customer relationships, we launched subscription plans in four markets, offering a choice of everyday banking with tailored lifestyle benefits.

Across multiple markets, we expanded the use of AI and advanced analytics, for instance to support customer identification, targeting and personalised marketing across savings, investments and private banking. By helping us connect customers with relevant products, services and proactive outreach by advisers, these capabilities help provide a more personalised customer experience.

In Germany, we launched Instant Mortgages, becoming the first bank in the market to offer a fully digital end-to-end mortgage process with a binding credit decision in under 30 minutes. Our solution provides customers with faster certainty when purchasing a home while significantly simplifying the application process.

In Business Banking in Belgium and Italy, we strengthened our support for entrepreneurs through targeted starter campaigns and new propositions, combining banking, payments and partner services with dedicated expert support. This enables us to continue to help entrepreneurs start, manage and grow their business more easily.

In Wholesale Banking, we digitised borrowing base financing by introducing electronic bills of lading as secured collateral, cutting transfer times from weeks to minutes while reducing costs and fraud risk.

Our continued focus on delivering value to customers and clients was also reflected in a number of industry awards. We were recognised by Euromoney as World's Best Bank for Mortgages/Home Loans, as Europe's Best Retail Bank and as Europe's Best Bank for Large Corporates.

Sustainability

Volume mobilised[3]:
€86.5 bln in 1H2026
vs €67.8 bln in 1H2025

Sustainability deals supported by ING:
434 in 1H2026
vs 400 in 1H2025

We have financed €86.5 billion in sustainable volume mobilised in the first half of 2026, which is 28% higher compared to the same period of last year, as we remain committed to supporting our clients in their sustainable transitions.

We supported Barry Callebaut on a €2 billion sustainability-linked borrowing base facility, providing a flexible financing solution for its global cocoa and chocolate supply chain. ING acted as joint sustainability coordinator and lead arranger, reflecting our continued leadership in sustainable finance and structured lending.

As one of Europe's largest mortgage providers, we continue to help customers make their homes more sustainable through dedicated renovation financing, digital tools and advisory services. Following the rollout of initiatives such as ING Upgrader in the Netherlands and similar retrofit solutions across our markets, we continued to support home renovations aimed at improving housing sustainability.

We are proud to have been recognised by the Global Capital Bond Awards as Most Impressive Investment Bank for Financial Institution ESG Capital Markets and Most Impressive Investment Bank for Corporate ESG Capital Markets and Advice.

Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not. See how we're progressing at ing.com/climate.

[1] Excluding Luxembourg, where activities for private individuals are being gradually phased out.
[2] Includes private individuals only; excluding Luxembourg as from 1Q2026.
[3] See our Annual Report for definition.

ING Press Release 2Q2026 2

Consolidated Results

Consolidated results	2Q2026	2Q2025	Change	1Q2026	Change	6M2026	6M2025	Change
Profit or loss (in € million)								
Commercial net interest income[1]	4,174	3,772	10.7%	4,060	2.8%	8,233	7,566	8.8%
Other net interest income	-47	-236		-5		-52	-407	
Net interest income	4,126	3,536	16.7%	4,055	1.8%	8,181	7,159	14.3%
Net fee and commission income	1,278	1,122	13.9%	1,236	3.4%	2,514	2,216	13.4%
Investment income	54	21	157.1%	7	671.4%	61	48	27.1%
Other income	825	1,023	-19.4%	526	56.8%	1,351	1,917	-29.5%
Total income	**6,284**	**5,702**	**10.2%**	**5,823**	**7.9%**	**12,107**	**11,339**	**6.8%**
Expenses excl. regulatory costs	3,008	2,956	1.8%	2,896	3.9%	5,903	5,795	1.9%
Regulatory costs[2]	78	78	0.0%	324	-75.9%	402	439	-8.4%
Operating expenses	**3,086**	**3,034**	**1.7%**	**3,219**	**-4.1%**	**6,305**	**6,234**	**1.1%**
Gross result	**3,198**	**2,668**	**19.9%**	**2,604**	**22.8%**	**5,802**	**5,105**	**13.7%**
Addition to loan loss provisions	279	299	-6.7%	346	-19.4%	625	612	2.1%
Result before tax	**2,919**	**2,369**	**23.2%**	**2,258**	**29.3%**	**5,177**	**4,493**	**15.2%**
Taxation	902	633	42.5%	652	38.3%	1,554	1,237	25.6%
Non-controlling interests	71	62	14.5%	50	42.0%	120	127	-5.5%
Net result[3]	**1,947**	**1,675**	**16.2%**	**1,556**	**25.1%**	**3,503**	**3,130**	**11.9%**
Commercial growth								
Net core lending growth (in € billion)[4]	15.2	15.4		15.0		30.2	22.2	
Net core deposits growth (in € billion)[4]	15.9	6.2		7.2		23.1	28.8	
Profitability and efficiency								
Net interest margin[5]	1.44%	1.31%		1.46%		1.45%	1.33%	
Commercial net interest margin[6]	2.26%	2.23%		2.26%		2.26%	2.24%	
Cost/income ratio	49.1%	53.2%		55.3%		52.1%	55.0%	
Risk costs in bps of average customer lending	15	17		19		17	18	
Net result per share (in euros)	0.68	0.56	21.4%	0.54	25.9%	1.22	1.03	18.4%
Return on tangible equity (ROTE)[7]	17.0%	14.3%		13.6%		15.3%	13.3%	
ING Group common equity Tier 1 ratio	13.1%	13.3%		13.0%		13.1%	13.3%	
Risk-weighted assets (end of period, in € billion)	341.9	335.8	1.8%	344.3	-0.7%	341.9	335.8	1.8%

[1] Commercial net interest income (NII) is the sum of lending NII and liability NII (excluding significant volatile items). For a reconciliation with total NII see page 15.
[2] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and resolution funds.
[3] Net result reflects the net result attributable to shareholders of the parent.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.
[5] Net interest margin reflects annualised total NII as a percentage of average assets.
[6] Commercial net interest margin reflects annualised commercial NII as a percentage of average customer lending excluding Financial Markets and Treasury.
[7] ROTE = Annualised net result divided by average IFRS-EU shareholders' equity (excluding reserved profits not included in CET1 capital and intangible assets). See page 15. As from 1Q2026, ING has transitioned from ROE to ROTE; the prior period ratios have been computed retrospectively using the same methodology.

Total income

Total income in 2Q2026 increased 10.2% year-on-year and 7.9% sequentially to €6,284 million. This strong performance demonstrates further traction in ING's strategy to accelerate growth, increase impact and deliver value, supported by robust commercial momentum across the franchise.

This momentum was evident in the continued expansion of customer balances, with net core lending growth of €15.2 billion during the quarter, corresponding to an annualised growth rate of 8.1%. Retail Banking contributed €12.1 billion to this growth, including €7.1 billion in residential mortgages, alongside further expansion in both business lending and consumer lending. In Wholesale Banking, net core lending grew by €3.0 billion, reflecting continued demand.

Net core deposits growth was €15.9 billion in the quarter. This was driven by Retail Banking and reflected successful savings campaigns across several countries, as well as seasonal inflows related to holiday allowance payments. In Wholesale Banking, outflows from higher-volatility deposit balances were largely offset by positive momentum from new mandates in Payments & Cash Management and cash pooling.

The strong growth in both customer lending and deposits, combined with a stable commercial net interest margin, supported a 2.8% increase in commercial net interest income compared with 1Q2026.

Lending net interest income rose by €16 million, driven by significant growth in lending volumes. The average lending margin declined by two basis points to 1.24%. In Wholesale Banking, ongoing capital optimisation contributed to lower risk density in the lending portfolio, while in Retail Banking, lending growth was concentrated in lower-risk assets, which supported attractive risk-adjusted returns.

Liability net interest income increased by €97 million sequentially, supported by higher deposit volumes and an improvement in the average liability margin to 1.07% from 1.04% in 1Q2026. This three basis-point increase in the average liability margin reflects a continued tailwind from hedging on replicated deposits, partly offset by higher campaign-related deposit costs, which had been particularly low in the previous quarter.

ING Press Release 2Q2026 3

Consolidated Results

Compared with 2Q2025, commercial net interest income increased by €402 million, or 11%, driven by strong growth in customer balances and an improvement in the commercial net interest margin to 2.26% from 2.23% a year earlier.

Net interest income (in € million) and commercial net interest margin (in %)


2.23%
2.22%
2.23%
2.26%
2.26%
3,536
3,705
3,818
4,055
4,126
1,659
1,674
1,704
1,795
1,892
2,113
2,149
2,224
2,265
2,281
2Q2025
3Q2025
4Q2025
1Q2026
2Q2026
Lending NII
Liability NII
Other NII
Commercial NIM

Other net interest income mainly comprises interest recorded in Financial Markets and Treasury, where offsetting movements are recorded in other income due to accounting asymmetry.

Net fee and commission income reached €1,278 million, marking a 14% increase year-on-year. This increase was supported by a growing customer base, including a higher number of customers who opened an investment account. Growth was broad-based across investment products, daily banking services, lending and insurance products, reflecting the increasing diversification of our income streams.

Sequentially, total fee income rose 3.4%. In Retail Banking, strong investment fee income in Belgium and higher daily banking fees more than compensated for lower investment fees in Germany, where customer trading activity normalised following elevated market volatility in the previous quarter. In Wholesale Banking, fee income increased, driven by higher lending and daily banking fees.

Investment income amounted to €54 million in 2Q2026 compared with €21 million in 2Q2025 and €7 million in 1Q2026. The quarter included a €26 million dividend from our stake in Van Lanschot Kempen, up from €12 million in 2Q2025, primarily reflecting our larger shareholding compared with a year ago. In addition, 2Q2026 included a dividend received in Poland.

Other income increased significantly compared with the first quarter of 2026. This was primarily driven by a recovery in Treasury income as valuation and hedge ineffectiveness results — which had negatively impacted the previous quarter — partially reversed. Financial Markets also recorded stronger trading income, supported by more favourable market conditions. Other income further benefited from a €25 million positive revaluation to fair value of the existing stake in Goldman Sachs TFI in Poland following our acquisition of the remaining stake, as well as a €22 million gain on the sale of an equity stake held by Corporate Investments in the Netherlands. Wholesale Banking also recorded €18 million of one-off gains.

Compared with 2Q2025, other income declined. Stronger trading income and the positive items recorded in 2Q2026 were more than offset by lower other income in the Corporate Line, reflecting reduced income from foreign currency hedging and a positive revaluation related to the forward purchase of a stake in Van Lanschot Kempen that had been recognised in 2Q2025.

Operating expenses

Total operating expenses were €3,086 million, including €78 million of regulatory costs and €46 million of incidental items.

Operating expenses (in € million)


3,034
3,012
3,337
3,219
3,086
78
116
67
73
361
104
324
30
78
46
2,841
2,872
2,872
2,865
2,961
2Q2025
3Q2025
4Q2025
1Q2026
2Q2026
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Excluding regulatory costs and incidental items, operating expenses amounted to €2,961 million, up 4.2% year-on-year and 3.4% sequentially. The increase was largely due to annual salary increases, higher marketing expenses following a particularly low first quarter, as well as the consolidation of TFI. Continued investments to support future growth were largely offset by savings from digitalisation and earlier restructurings.

Regulatory costs remained stable year-on-year at €78 million and declined sequentially, as ING is required to recognise certain annual charges in full in the first quarter of the year.

Incidental expense items amounted to €46 million in 2Q2026 and were mainly related to restructuring provisions in Retail Germany (€19 million), the Corporate Line (€12 million) and Retail Netherlands (€10 million). Once fully implemented, these measures are expected to deliver approximately €40 million in annualised cost savings. By comparison, incidental expense items were €116 million in 2Q2025 and €30 million in 1Q2026. These amounts were also largely related to restructuring provisions.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €279 million in 2Q2026, equivalent to 15 basis points of average customer lending and remaining well below the through-the-cycle average of around 20 basis points.

The €94 million management overlay recorded in 1Q2026 to address the possible impacts of the war in the Middle East was released in full and replaced by both the impact from updated macroeconomic forecasts and an additional sector-based overlay. This reflects continued uncertainty regarding a credible path to a structural resolution of the conflict and the resulting second-order effects on vulnerable sectors.

Total net additions to Stage 3 provisions in 2Q2026 were €270 million, including releases related to the sale of non-performing loans in Retail Banking.

ING Press Release 2Q2026 4

Consolidated Results

Addition to loan loss provisions (in € million)


299
78
221
326
361
-35
365
389
-24
346
50
297
279
8
270
2Q2025
3Q2025
4Q2025
1Q2026
2Q2026
Stage 3
Stages 1 & 2

Return on tangible equity (ROTE)


13.0%
12.9%
13.6%
13.9%
14.5%
14.3%
15.4%
12.2%
13.6%
17.0%
2Q2025
3Q2025
4Q2025
1Q2026
2Q2026
Return on tangible equity (quarter)
Return on tangible equity (4-quarter rolling average)

Total Stage 1 and 2 risk costs amounted to €8 million. This included a partial release of the management overlay for interest-only mortgages in the Netherlands following a comprehensive review, reflecting updated risk assessments and a revised scope. This more than offset charges related to certain significant risk-transfer (SRT) transactions and credit and political risk insurance (CPRI), which are reflected in risk costs going forward.

Risk costs in Retail Banking were €131 million, or 10 basis points of average customer lending, and benefited from the aforementioned sale of non-performing loans and the partial release of the management overlay for interest-only mortgages in the Netherlands.

Wholesale Banking recorded risk costs of €142 million, equivalent to 27 basis points of average customer lending. This reflected increases to provisions for a limited number of Stage 3 files and the impact of a weaker economic outlook, while risk costs in the performing portfolio remained modest.

Net result

The net result for 2Q2026 amounted to €1,947 million, representing an increase of 16% year-on-year and of 25% compared with 1Q2026. The net result per share rose even more strongly, namely by 21% year-on-year and 26% sequentially, reflecting the lower number of outstanding shares as a result of share buybacks.

The effective tax rate was 30.9% for 2Q2026 and 30.0% for 1H2026, including the impact of a significantly higher corporate income tax rate for banks in Poland effective as from 1 January 2026. ING Group's effective tax rate was 26.7% in 2Q2025, which had been positively impacted by a tax refund related to prior years, and 28.9% in 1Q2026. Our strong performance in 2Q2026 translated into a return on tangible equity (ROTE) of 17.0%. On a four-quarter rolling average basis, ROTE increased to 14.5%. ING's ROTE is calculated using average IFRS-EU shareholders' equity, excluding intangible assets and 'reserved profit not included in CET1 capital', which amounted to €2,725 million at the end of 2Q2026. This figure includes 100% of the resilient net profit generated in 1H2026, which has been reserved for future distribution, partially offset by the distributions in 1H2026.

Resilient net profit is defined as net profit adjusted for significant items that are not related to the normal course of business. In the absence of such items, resilient net profit was equal to reported net profit in both 2Q2025 and 1H2026.

Dividend

In line with our distribution policy, an interim dividend over 1H2026 of €0.40 per ordinary share (up from €0.35 over 1H2025) will be paid in cash on 10 August 2026. This represents approximately one third of the resilient net profit for 1H2026.

Outlook for 2026[1)]

Based on current assumptions and scenarios, we are upgrading our outlook for 2026. Total income is now expected to exceed €24.5 billion, including approximately €5 billion in fee income. Total operating expenses (excluding incidental items post 1Q2026) are projected to be in the range of €12.6-€12.8 billion. The full-year 2026 ROTE is now expected to exceed 15%. We maintain our CET1 capital ratio guidance at ~13%.

Outlook for 2027[1)]

Based on current assumptions and scenarios, we are also upgrading our outlook for 2027. Total income is expected to exceed €26 billion, of which €5.3-€5.5 billion in fee income. We project total operating expenses (excluding incidental items) of around €13 billion and anticipate an ROTE above 16%. Our CET1 capital ratio guidance remains unchanged at ~13%.

[1)] This outlook excludes the potential impact of the intended exit from Russia. It also excludes potential other incidental items and/or one-offs. The outlook and trends discussed in this section are forward-looking statements that are based on management's current expectations and are subject to change, including as a result of the factors described under the section entitled 'Important Legal Information' in this document. ING assumes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information or for any other reason.

ING Press Release 2Q2026 5

Consolidated Balance Sheet

Consolidated balance sheet			
in € million	30 Jun. 26	31 Mar. 26	31 Dec. 25
Assets			
Cash and balances with central banks	64,954	68,587	52,889
Loans and advances to banks	30,311	31,248	21,204
Financial assets at fair value through profit or loss	160,057	157,171	133,157
- trading assets	64,728	61,862	55,730
- non-trading derivatives	1,501	1,983	1,657
- designated as at fair value through profit or loss	3,455	3,290	3,448
- mandatorily at fair value through profit or loss	90,373	90,036	72,322
Financial assets at fair value through OCI	63,043	62,556	56,662
- equity securities fair value through OCI	2,647	2,712	2,607
- debt securities fair value through OCI	56,765	56,618	50,817
- loans and advances fair value through OCI	3,631	3,225	3,238
Securities at amortised cost	67,985	63,614	53,867
Loans and advances to customers	755,620	738,043	721,705
- customer lending	761,635	744,039	727,599
- provision for loan losses	-6,015	-5,996	-5,894
Investments in associates and joint ventures	1,184	1,524	1,607
Property and equipment	2,651	2,589	2,478
Intangible assets	1,740	1,552	1,510
Other assets 1)	13,213	10,628	9,326
Total assets	**1,160,759**	**1,137,511**	**1,054,405**

in € million	30 Jun. 26	31 Mar. 26	31 Dec. 25
Liabilities			
Deposits from banks	31,687	32,392	18,517
Customer deposits	773,179	753,063	721,367
- current accounts / overnight deposits	242,487	239,938	238,934
- savings accounts	399,779	386,700	382,066
- time deposits	127,386	120,239	98,599
- other customer deposits	3,527	6,186	1,768
Financial liabilities at fair value through profit or loss	103,313	101,438	80,532
- trading liabilities	26,318	28,142	23,427
- non-trading derivatives	1,257	1,618	1,338
- designated as at fair value through profit or loss	75,738	71,678	55,768
Other liabilities	16,114	15,654	13,705
Debt securities in issue	166,011	163,281	151,231
Subordinated loans	19,068	19,617	18,100
Total liabilities	**1,109,372**	**1,085,446**	**1,003,452**
Equity			
Shareholders' equity	50,246	50,872	49,698
Non-controlling interests	1,141	1,192	1,255
Total equity	**51,387**	**52,064**	**50,953**
Total liabilities and equity	**1,160,759**	**1,137,511**	**1,054,405**

1) Other assets per 31 December 2025 includes €164 million assets held for sale.

Balance sheet

In 2Q2026, ING's balance sheet rose by €23 billion to €1,161 billion. Asset growth was primarily driven by customer lending, which increased by €18 billion, reflecting continued strong growth in both Retail Banking and Wholesale Banking. Securities at amortised cost increased by €4 billion, mainly due to investments in high-quality liquid assets. Financial assets at fair value through profit and loss grew by €3 billion, primarily as a result of higher trading assets. These movements were partly offset by a €4 billion decline in cash and balances with central banks.

On the liability side of the balance sheet, customer deposits rose by €20 billion, supported by strong deposit growth in Retail Banking. Debt securities in issue were €3 billion higher, while financial liabilities at fair value through profit and loss increased by €2 billion, mainly due to higher repo volumes.

Shareholders' equity

Shareholders' equity decreased by €626 million in 2Q2026, reflecting the final dividend payment over 2025 of €2,116 million and the €1,000 million share buyback, which was announced on 30 April 2026 and is expected to end no later than 26 October 2026. These distributions to shareholders were partly offset by the €1,947 million net result achieved in 2Q2026 and a €415 million increase in the cash flow hedge reserve.

Change in shareholders' equity		
in € million	2Q2026	6M2026
Shareholders' equity beginning of period	**50,872**	**49,698**
Net result for the period	1,947	3,503
(Un)realised gains/losses fair value through OCI	7	29
Change in cashflow hedge reserve	415	-102
Change in treasury shares (incl. share buyback)	-996	-1,068
Exchange rate differences	137	299
Dividend	-2,116	-2,116
Other changes	-19	4
Total changes	**-626**	**549**
Shareholders' equity end of period	**50,246**	**50,246**

Shareholders' equity per share was €17.57 on 30 June 2026 compared with €17.68 on 31 March 2026.

ING Press Release 2Q2026 6

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Jun. 2026	31 Mar. 2026
Shareholders' equity (parent)	50,246	50,872
Reserved profits not included in CET1 capital	-2,725	-3,681
Other regulatory adjustments	-2,829	-2,462
Available common equity Tier 1 capital	**44,692**	**44,729**
Additional Tier 1 securities	8,906	8,999
Regulatory adjustments additional Tier 1	114	114
Available Tier 1 capital	**53,712**	**53,842**
Supplementary capital - Tier 2 bonds	10,135	9,068
Regulatory adjustments Tier 2	67	106
Available Total capital	**63,914**	**63,016**
Risk-weighted assets	341,946	344,303
Common equity Tier 1 ratio	**13.1%**	**13.0%**
Tier 1 ratio	15.7%	15.6%
Total capital ratio	18.7%	18.3%
Leverage Ratio	**4.2%**	**4.3%**

Capital ratios

The CET1 ratio at the end of 2Q2026 was 13.1%, in line with ING's target of around 13%. The eight basis-point increase compared with the end of 1Q2026 was mainly due to a decrease in risk-weighted assets. CET1 capital remained broadly stable as the €1,947 million net profit generated in 2Q2026 was fully reserved outside of CET1 capital.

The Tier 1 ratio rose by seven basis points to 15.7%, in line with the movement in the CET1 ratio. The Total capital ratio increased by 39 basis points to 18.7%, following a €1.0 billion Green Tier 2 issuance.

The leverage ratio decreased slightly to 4.2% due to an increase in total assets.

Risk-weighted assets (RWA)

Total RWA decreased by €2.4 billion in 2Q2026.

ING Group: Composition of RWA		
in € billion	30 Jun. 2026	31 Mar. 2026
Credit RWA	284.2	284.4
Operational RWA	45.3	45.3
Market RWA	12.4	14.6
Total RWA	**341.9**	**344.3**

Excluding a €0.5 billion FX impact, credit RWA decreased by €0.6 billion in 2Q2026 as RWA growth from business activity was more than offset by other drivers, including €1.0 billion of relief from a significant risk transfer executed in the second quarter, model updates and the partial reduction of our stake in TMBThanachart Bank.

Operational RWA remained flat and market RWA decreased by €2.2 billion.

Distribution

Resilient net profit, which is defined as net profit adjusted for significant items that are not related to the normal course of business, was equal to reported net profit in 2Q2026 and amounted to €1,947 million. ING has fully reserved the net profit of 2Q2026.

In line with our distribution policy, an interim dividend over 1H2026 of €0.40 per share will be paid in cash on 10 August 2026. This represents approximately one third of the resilient net profit for 1H2026.

On 30 April 2026, ING announced the start of a share buyback programme, under which it plans to repurchase shares of ING Group for a maximum total amount of €1.0 billion. The programme is expected to end no later than 26 October 2026. At the end of 2Q2026, almost 13.5 million shares for a total consideration of €350 million had already been repurchased.

CET1 requirement

ING targets a CET1 ratio of around 13%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 11.10%. This requirement increased by four basis points compared with 1Q2026 due to an increase in the countercyclical buffer requirement and an update to the DNB reciprocation of the sectoral systemic risk buffer (SyRB) in Italy.

ING Press Release 2Q2026 7

Capital, Liquidity and Funding

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

ING's MREL requirement (including buffer requirements) at the end of 2Q2026 was 27.89% of RWA and 7.20% of leverage exposure. The MREL requirement decreased following a notification from the DNB. The MREL capacity decreased slightly in 2Q2026, as the additional capacity from the issuance of a €1.0 billion Green Tier 2 instrument was more than offset by the redemption of two HoldCo Senior instruments, of $1.1 billion and $0.4 billion respectively. The decrease in the MREL capacity in combination with lower RWA is reflected in a higher surplus based on RWA, while an increased exposure caused the MREL surplus based on leverage exposure to decline.

The prevailing TLAC requirements (including buffer requirements) at the end of 2Q2026 were 23.64% of RWA and 6.75% of leverage exposure.

ING Group: MREL and TLAC requirements		
in € million	30 Jun. 2026	31 Mar. 2026
MREL / TLAC capacity	111,041	111,265
MREL / TLAC (as a % of RWA)	32.5%	32.3%
MREL / TLAC (as a % of leverage exposure)	8.7%	9.0%
MREL surplus based on LR requirement	**19,614**	**21,376**
MREL surplus based on RWA requirement	**15,669**	**14,091**
TLAC surplus based on LR requirement	**25,328**	**27,460**
TLAC surplus based on RWA requirement	**30,202**	**29,998**

Liquidity and funding

In 2Q2026, the 12-month moving average Liquidity Coverage Ratio (LCR) decreased to 137%.

LCR 12-month moving average		
in € billion	30 Jun. 2026	31 Mar. 2026
Level 1	187.8	188.7
Level 2A	1.8	2.1
Level 2B	7.7	7.8
Total HQLA	**197.2**	**198.6**
Outflow	**249.1**	**246.6**
Inflow	**105.3**	**103.1**
LCR	**137%**	**139%**

At the end of 2Q2026, the Net Stable Funding Ratio of ING stood at 128%, which is comfortably above the regulatory minimum of 100%.

The funding mix remained largely stable in 2Q2026.

ING Group: Loan-to-deposit ratio and funding mix		
	30 Jun. 2026	31 Mar. 2026
Loan-to-deposit ratio	0.98	0.98
Funding mix		
Customer deposits (private individuals)	50%	50%
Customer deposits (other)	22%	22%
Lending / repurchase agreements	7%	7%
Interbank	3%	3%
CD/CP	6%	6%
Long-term senior debt	11%	10%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position (excluding AT1) increased by €5.1 billion versus 1Q2026. The change was caused by a combination of issuances, redemptions and FX movements.

Long-term debt maturity ladder per currency, 30 June 2026								
in € billion	Total	2026	2027	2028	2029	2030	2031	>2031
EUR	89	4	6	12	12	12	8	36
USD	22	0	3	2	2	2	1	11
Other	15	1	2	3	3	2	1	3
Total	**126**	**5**	**10**	**17**	**17**	**16**	**10**	**50**

Ratings

On 21 April, Moody's announced the revision of ING Bank N.V.'s long-term issuer and senior unsecured ratings from A1 to A2. The adjustment does not reflect a change in ING's underlying fundamentals, but rather the introduction of full depositor preference across the European Union as part of the legislative Crisis Management and Deposit Insurance (CMDI) package.

On 12 May, Fitch announced the revision of ING Bank N.V.'s long-term issuer rating from AA- to AA following their updated bank rating criteria.

All other ratings remained unchanged during the quarter.

Credit ratings of ING on 29 July 2026				
	S&P	Moody's	Fitch	Scope
ING Groep N.V.				
Issuer rating				
Long-term	A-	n/a	A+	AA-
Short-term	A-2	n/a	F1	S-1+
Outlook	Stable	Stable[1]	Stable	Stable
Senior unsecured rating	A-	Baa1	A+	A+
ING Bank N.V.				
Issuer rating				
Long-term	A+	A2	AA	AA-
Short-term	A-1	P-1	F1+	S-1+
Outlook	Stable	Stable	Stable	Stable
Senior unsecured rating	A+	A2	AA	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 2Q2026

8

Risk Management

ING Group: Total credit outstandings[1]										
	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	30 June 2026	31 Mar. 2026	30 June 2026	31 Mar. 2026	30 June 2026	31 Mar. 2026	30 June 2026	31 Mar. 2026	30 June 2026	31 Mar. 2026
Residential mortgages	389,084	381,381	33,752	30,548	8.7%	8.0%	3,389	3,319	0.9%	0.9%
of which Netherlands	137,122	134,557	19,171	17,902	14.0%	13.3%	696	629	0.5%	0.5%
of which Belgium	43,727	43,432	3,990	4,109	9.1%	9.5%	1,129	1,151	2.6%	2.7%
of which Germany	104,452	102,684	3,317	3,069	3.2%	3.0%	590	585	0.6%	0.6%
of which Rest of the world	103,784	100,708	7,274	5,468	7.0%	5.4%	974	953	0.9%	0.9%
Consumer lending	30,882	30,256	2,501	2,597	8.1%	8.6%	1,432	1,452	4.6%	4.8%
Business lending	121,444	115,808	13,250	12,273	10.9%	10.6%	3,751	3,587	3.1%	3.1%
of which business lending Netherlands	48,787	45,478	6,179	5,578	12.7%	12.3%	761	664	1.6%	1.5%
of which business lending Belgium	51,508	49,661	3,920	3,789	7.6%	7.6%	1,842	1,758	3.6%	3.5%
Other retail banking	35,884	40,277	378	530	1.1%	1.3%	211	223	0.6%	0.6%
of which retail-related treasury	33,184	35,438			0.0%	0.0%			0.0%	0.0%
Retail Banking	**577,294**	**567,722**	**49,880**	**45,948**	**8.6%**	**8.1%**	**8,782**	**8,582**	**1.5%**	**1.5%**
Lending	175,012	169,956	15,176	14,885	8.7%	8.8%	3,583	3,583	2.0%	2.1%
Daily Banking & Trade Finance	76,464	76,728	5,128	6,185	6.6%	8.1%	670	667	0.9%	0.9%
Financial Markets	10,732	10,295	1,559	1,866	14.5%	18.1%	221	222	2.1%	2.2%
Treasury & Other	37,045	39,134	331	334	0.9%	0.9%	166	170	0.5%	0.4%
Wholesale Banking	**299,254**	**296,113**	**22,194**	**23,270**	**7.4%**	**7.9%**	**4,639**	**4,643**	**1.6%**	**1.6%**
Corporate Line[2]	**3,685**	**3,566**	**330**	**339**	**8.9%**	**9.5%**	**231**	**177**	**6.3%**	**5.0%**
Total loan book	**880,232**	**867,400**	**72,404**	**69,557**	**8.2%**	**8.0%**	**13,652**	**13,402**	**1.6%**	**1.5%**

1) Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions).
2) Corporate Line has been added to this table and mainly includes credit outstandings for the Luxembourg run-off portfolio (Business Banking clients and private individuals); the numbers for 1Q2026 have been updated accordingly.

Credit risk management

Total credit outstandings rose in 2Q2026, as growth in residential mortgages, business lending and Wholesale Banking Lending more than offset a decrease in Treasury-related outstandings.

Stage 2 credit outstandings increased, mainly in residential mortgages, triggered by model updates.

The stock of provisions increased slightly in line with modestly higher Stage 3 credit outstandings. The Stage 3 coverage ratio[1] decreased to 33.3% from 33.5% in the previous quarter.

The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]			
in € million	30 June 2026	31 Mar. 2026	Change
Stage 1 - 12-month ECL	462	476	-14
Stage 2 - Lifetime ECL not credit impaired	1,184	1,199	-15
Stage 3 - Lifetime ECL credit impaired[2]	4,568	4,525	43
Total	**6,214**	**6,200**	**14**

1) At the end of June 2026, the stock of provisions included provisions for loans and advances to customers (€6,015 million), loans and advances to central banks (€13 million), loans and advances to banks (€17 million), financial assets at FVOCI (€18 million), securities at amortised cost (€15 million) and ECL provisions for off-balance-sheet exposures (€137 million) recognised as liabilities.
2) Stage 3 includes €25 million for purchased or originated credit-impaired (POCI) financial assets.

1) The Stage 3 coverage ratio is determined by dividing Stage 3 provisions by Stage 3 outstandings, with provisions for purchased or originated credit-impaired (POCI) assets excluded from the calculation.

ING Press Release 2Q2026 9

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account								
In € million	2Q2026	2Q2025	Change	1Q2026	Change	6M2026	6M2025	Change
Profit or loss								
Commercial net interest income	3,118	2,808	11.0%	3,021	3.2%	6,140	5,595	9.7%
Other net interest income	52	-42		69	-24.6%	121	-58	
Net interest income	3,170	2,766	14.6%	3,091	2.6%	6,261	5,538	13.1%
Net fee and commission income	880	762	15.5%	862	2.1%	1,742	1,522	14.5%
Investment income	26	6	333.3%	4	550.0%	29	12	141.7%
Other income	293	298	-1.7%	83	253.0%	376	551	-31.8%
Total income	**4,369**	**3,832**	**14.0%**	**4,039**	**8.2%**	**8,409**	**7,623**	**10.3%**
Expenses excl. regulatory costs	1,949	1,854	5.1%	1,871	4.2%	3,820	3,705	3.1%
Regulatory costs	57	66	-13.6%	274	-79.2%	331	388	-14.7%
Operating expenses	**2,006**	**1,921**	**4.4%**	**2,145**	**-6.5%**	**4,151**	**4,093**	**1.4%**
Gross result	**2,364**	**1,911**	**23.7%**	**1,895**	**24.7%**	**4,258**	**3,530**	**20.6%**
Addition to loan loss provisions	131	210	-37.6%	275	-52.4%	405	385	5.2%
Result before tax	**2,233**	**1,701**	**31.3%**	**1,620**	**37.8%**	**3,853**	**3,145**	**22.5%**
Key financial metrics								
Net core lending growth (in € billion)	12.1	11.3		9.4		21.5	19.9	
Net core deposits growth (in € billion)	16.7	8.9		4.3		21.1	25.9	
Cost/income ratio	45.9%	50.1%		53.1%		49.4%	53.7%	
Risk costs in bps of average customer lending	10	17		21		15	15	
Return on equity based on 13.0% CET1[1]	27.0%	22.4%		20.1%		23.6%	21.0%	
Risk-weighted assets (end of period, in € billion)	181.1	169.5	6.8%	176.6	2.5%	181.1	169.5	6.8%

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Banking

Retail Banking continued to expand its customer base, and customers increasingly selected ING for both lending and savings products, resulting in further growth of customer balances. Financial results were strong, driven by higher commercial net interest income, robust fee income and low risk costs. This translated into a return on equity of 27.0% in 2Q2026.

Net core lending growth was €12.1 billion, including €7.1 billion in residential mortgages, driven by strong production in the Netherlands, Germany, Italy and Australia. Business lending also increased, particularly in the Netherlands, alongside continued growth in consumer lending.

Net core deposits increased by €16.7 billion, reflecting successful savings campaigns across several countries and supported by seasonal inflows related to holiday allowance payments during the quarter.

Commercial net interest income rose 11% year-on-year and 3.2% sequentially, driven by sustained growth in customer lending and deposits, as well as a higher average liability margin, which further strengthened during the quarter.

Fee income rose 16% year-on-year, supported by broad-based growth across products and markets. Investment product fees in particular benefited from a growing number of customers with an investment account and higher assets under management. Compared with 1Q2026, fee income increased 2.1%, as strong investment fees in Belgium and higher daily banking fees more than compensated for lower investment fees in Germany, where customer trading activity normalised following elevated market volatility in the first quarter.

Other income increased significantly from the previous quarter, as valuation and hedge ineffectiveness results that had negatively affected 1Q2026 partly reversed in 2Q2026.

Results in 2Q2026 also included a €25 million positive revaluation to fair value of our existing stake in Goldman Sachs TFI in Poland following the acquisition of the remaining stake, as well as a €22 million gain on the sale of an equity stake.

Excluding regulatory costs and incidental items, operating expenses rose 5.1% year-on-year and 4.2% sequentially. The increase was largely due to annual salary increases, higher marketing expenses following a particularly low first quarter, as well as the consolidation of TFI. Continued investments to support future growth were largely offset by savings from digitalisation and earlier restructurings.

Net additions to loan loss provisions amounted to €131 million, equivalent to 10 basis points of average customer lending. Risk costs included a partial release of the management overlay for interest-only mortgages in the Netherlands, as well as releases related to sale of non-performing loans in several countries.

ING Press Release 2Q2026 10

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account	Retail Banking Netherlands					Retail Banking Belgium				
In € million	2Q2026	2Q2025	1Q2026	6M2026	6M2025	2Q2026	2Q2025	1Q2026	6M2026	6M2025
Profit or loss										
Commercial net interest income	1,063	921	1,000	2,062	1,803	450	415	451	901	831
Other net interest income	-83	-152	-61	-144	-295	25	29	14	39	55
Net interest income	979	769	939	1,919	1,508	475	443	465	940	886
Net fee and commission income	300	283	293	593	540	196	163	189	385	339
Investment income	1	2	5	6	4	2	0	-2	-1	0
Other income	160	209	81	241	399	66	36	25	90	73
Total income	**1,441**	**1,263**	**1,319**	**2,759**	**2,451**	**738**	**643**	**676**	**1,414**	**1,298**
Expenses excl. regulatory costs	492	498	481	973	981	370	382	367	738	769
Regulatory costs	0	0	0	0	0	-5	0	182	177	226
Operating expenses	**492**	**498**	**481**	**973**	**981**	**366**	**382**	**549**	**915**	**995**
Gross result	**949**	**765**	**838**	**1,786**	**1,470**	**372**	**260**	**127**	**499**	**302**
Addition to loan loss provisions	1	51	38	39	72	43	36	88	131	76
Result before tax	**947**	**714**	**800**	**1,747**	**1,398**	**330**	**224**	**38**	**368**	**226**
Key financial metrics										
Net core lending growth (in € billion)	4.7	4.1	4.1	8.9	8.5	1.9	1.8	0.3	2.2	1.7
Net core deposits growth (in € billion)	5.2	5.1	-0.1	5.1	5.2	-0.1	1.0	0.5	0.3	0.7
Cost/income ratio	34.1%	39.4%	36.5%	35.3%	40.0%	49.6%	59.5%	81.3%	64.7%	76.7%
Risk costs in bps of average customer lending	0	12	8	4	9	18	15	36	27	15
Return on equity based on 13.0% CET1[1]	38.2%	29.9%	33.1%	35.7%	29.9%	20.5%	14.4%	2.4%	11.5%	7.0%
Risk-weighted assets (end of period, in € billion)	57.2	53.3	55.7	57.2	53.3	36.5	35.7	35.1	36.5	35.7

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Netherlands

Net core lending growth accelerated to €4.7 billion, supported by consistently strong mortgage production and robust growth of the business lending portfolio. Net core deposits growth was €5.2 billion, including the seasonal impact of holiday allowance payments.

The continued growth in customer balances contributed to a strong increase in commercial net interest income, further supported by a higher liability margin.

Fee income rose year-on-year, reflecting higher fees from daily banking services and growth in assets under management. Compared with the previous quarter, fee income also increased, mainly driven by daily banking services.

The combined contribution from other net interest income and other income, both largely linked to Treasury activities, increased compared with both comparable quarters. This reflects stronger Treasury performance, particularly quarter-on-quarter, and also includes a €22 million gain on the sale of an equity stake recognised in 2Q2026.

Operating expenses declined year-on-year despite one-off marketing expenses related to the FIFA World Cup. The impact of CLA-related salary increases was largely offset by lower external staffing expenses. Operating expenses in 2Q2026 included €10 million of restructuring costs, which were offset by a €10 million release of a legal provision, whereas 2Q2025 had included €14 million of restructuring costs. Sequentially, operating expenses increased, mainly due to higher marketing expenses.

Risk costs were negligible in 2Q2026, as additions to loan loss provisions were almost fully offset by a partial release of the management overlay related to interest-only mortgages.

Retail Belgium (including Luxembourg)

Net core lending growth was €1.9 billion and mostly driven by business lending, including higher balances for one large client. Net core deposits declined slightly, as a seasonal inflow related to holiday allowances was offset by tax-related outflows from business banking clients and private customers investing in structured notes.

Commercial net interest income was markedly higher than in 2Q2025, primarily driven by higher liability margins, and was stable compared with the previous quarter.

Fee income increased strongly both year-on-year and sequentially, mainly reflecting higher entry fees on investment products and income from the issuance of structured notes during the quarter.

Other income rebounded from the previous quarter, as valuation and hedge ineffectiveness results that had negatively impacted 1Q2026 partially reversed in 2Q2026.

Expenses excluding regulatory costs remained broadly stable compared with 1Q2026, as higher staff expenses were largely offset by the €7 million of restructuring costs recorded in 1Q2026. Year-on-year, expenses excluding regulatory costs declined, reflecting the transfer of the Luxembourg run-off portfolio to the Corporate Line in 2026 and €8 million of restructuring costs recorded in 2Q2025.

Regulatory costs in 2Q2026 reflected a lower-than-expected contribution to the deposit guarantee scheme (DGS), while regulatory costs in 1Q2026 reflected the annual contribution to the Belgian DGS and the Belgian bank tax.

Risk costs were €43 million in 2Q2026, equivalent to 18 basis points of average customer lending, and primarily related to business lending.

ING Press Release 2Q2026 11

Segment Reporting: Retail Banking

Retail Banking: Consolidated profit or loss account										
	Retail Banking Germany					Retail Banking Other				
In € million	2Q2026	2Q2025	1Q2026	6M2026	6M2025	2Q2026	2Q2025	1Q2026	6M2026	6M2025
Profit or loss										
Commercial net interest income	594	545	583	1,177	1,115	1,012	927	987	1,999	1,847
Other net interest income	25	47	43	68	100	86	34	72	158	82
Net interest income	618	592	627	1,245	1,215	1,098	961	1,060	2,157	1,929
Net fee and commission income	150	139	157	307	287	234	176	223	457	356
Investment income	3	0	2	5	3	19	4	0	19	5
Other income	29	-34	-49	-20	-80	39	87	25	64	160
Total income	**801**	**699**	**737**	**1,538**	**1,425**	**1,389**	**1,227**	**1,308**	**2,697**	**2,449**
Expenses excl. regulatory costs	356	318	346	703	655	730	656	676	1,406	1,300
Regulatory costs	2	13	-5	-3	25	59	53	97	157	136
Operating expenses	**358**	**331**	**341**	**700**	**680**	**789**	**709**	**773**	**1,563**	**1,436**
Gross result	**443**	**368**	**396**	**838**	**745**	**600**	**518**	**535**	**1,134**	**1,013**
Addition to loan loss provisions	32	42	46	78	77	54	81	103	158	159
Result before tax	**410**	**325**	**350**	**760**	**667**	**545**	**437**	**431**	**977**	**854**
Key financial metrics										
Net core lending growth (in € billion)	2.2	1.8	1.9	4.1	3.2	3.3	3.7	3.1	6.4	6.4
Net core deposits growth (in € billion)	7.8	-1.1	0.8	8.6	14.2	3.9	3.9	3.1	7.0	5.7
Cost/income ratio	44.8%	47.4%	46.3%	45.5%	47.8%	56.8%	57.8%	59.1%	57.9%	58.6%
Risk costs in bps of average customer lending	11	15	16	13	14	16	27	32	24	27
Return on equity based on 13.0% CET1[1]	28.5%	23.4%	25.0%	26.8%	25.0%	19.1%	19.9%	15.8%	17.5%	19.5%
Risk-weighted assets (end of period, in € billion)	30.3	27.7	29.9	30.3	27.7	57.1	52.7	55.9	57.1	52.7

[1] Annualised after-tax return divided by average equity based on 13.0% of RWA.

Retail Germany

Net core lending growth was strong at €2.2 billion, driven by continued momentum in mortgages and a further expansion of the consumer lending portfolio. Net core deposits increased by €7.8 billion, reflecting strong inflows from a promotional savings campaign, partly offset by conversions into investment products.

Commercial net interest income increased versus both comparable quarters, supported by growth in lending and deposit volumes and improved liability margins.

Fee income increased year-on-year, driven by a higher number of trades and client accounts in investment products, as well as by higher daily banking and mortgage brokerage fees. Compared with 1Q2026, fee income declined as investment trading activity normalised following the elevated market volatility in that quarter.

Other income improved significantly both year-on-year and sequentially, reflecting a recovery in Treasury-related income. In both comparable quarters, hedge ineffectiveness amid heightened market volatility had resulted in negative other income.

Expenses included €19 million of restructuring costs related to a workforce reduction at Interhyp. Excluding regulatory costs and these restructuring costs, expenses were lower than in the previous quarter, as continued investments to support business growth were largely offset by reduced external staffing expenses and lower IT expenses due to cost-savings initiatives. Compared with the prior year, expenses were higher, mainly reflecting annual salary increases.

Risk costs were €32 million, equivalent to 11 basis points of average customer lending, and predominantly related to consumer lending.

Retail Other

Customer acquisition and cross-selling continued to drive strong customer balances growth. Net core lending increased by €3.3 billion in 2Q2026, primarily driven by mortgage growth of €2.3 billion, particularly in Italy, Australia, Spain and Poland, alongside higher business lending. Net core deposits growth was €3.9 billion, reflecting the success of campaigns aimed at further expanding the customer base and attracting more deposit volumes.

Commercial net interest income increased both year-on-year and sequentially, supported by higher lending and deposit volumes, as well as an improved liability margin.

Fee income increased quarter-on-quarter and significantly year-on-year, reflecting broad-based growth across investment products, lending activities and insurance products. In addition, fee income benefited from the consolidation of Goldman Sachs TFI in Poland from 2Q2026 onwards, coupled with a structural reclassification from other income as from 2026.

Investment income in 2Q2026 included a dividend received in Poland. Other income in 2Q2026 included a positive fair value revaluation of €25 million following the acquisition of the remaining 55% stake in TFI in Poland.

Expenses excluding regulatory costs increased both year-on-year and quarter-on-quarter, reflecting continued investments to support business growth, the impact of inflation and the consolidation of TFI. Expenses in 2Q2026 also included €22 million of legal provisions.

Risk costs were €54 million, including releases related to the sale of non-performing loans in several countries, and amounted to 16 basis points of average customer lending.

ING Press Release 2Q2026 12

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account								
In € million	2Q2026	2Q2025	Change	1Q2026	Change	6M2026	6M2025	Change
Profit or loss								
Commercial net interest income	1,055	964	9.4%	1,038	1.6%	2,093	1,971	6.2%
Other net interest income	-175	-296		-150		-325	-559	
Net interest income	880	668	31.7%	888	-0.9%	1,768	1,412	25.2%
Net fee and commission income	401	360	11.4%	372	7.8%	772	696	10.9%
Investment income	3	3	0.0%	3	0.0%	6	4	50.0%
Other income	595	662	-10.1%	473	25.8%	1,068	1,340	-20.3%
Total income	**1,879**	**1,694**	**10.9%**	**1,735**	**8.3%**	**3,614**	**3,452**	**4.7%**
of which:								
Lending	860	780	10.3%	818	5.1%	1,678	1,565	7.2%
Daily Banking & Trade Finance	503	463	8.6%	487	3.3%	990	958	3.3%
Financial Markets	418	371	12.7%	370	13.0%	789	787	0.3%
Treasury & Other	97	79	22.8%	60	61.7%	157	142	10.6%
Total income	**1,879**	**1,694**	**10.9%**	**1,735**	**8.3%**	**3,614**	**3,452**	**4.7%**
Expenses excl. regulatory costs	911	980	-7.0%	906	0.6%	1,817	1,850	-1.8%
Regulatory costs	21	12	75.0%	49	-57.1%	70	51	37.3%
Operating expenses	**932**	**991**	**-6.0%**	**955**	**-2.4%**	**1,886**	**1,901**	**-0.8%**
Gross result	**947**	**702**	**34.9%**	**781**	**21.3%**	**1,728**	**1,551**	**11.4%**
Addition to loan loss provisions	142	89	59.6%	62	129.0%	204	227	-10.1%
Result before tax	**804**	**614**	**30.9%**	**719**	**11.8%**	**1,523**	**1,324**	**15.0%**
Key financial metrics								
Net core lending growth (in € billion)	3.0	4.1		5.6		8.6	2.3	
Net core deposits growth (in € billion)	-0.8	-2.7		2.9		2.1	2.9	
Cost/income ratio	49.6%	58.5%		55.0%		52.2%	55.1%	
Income over average risk-weighted assets (in bps)[1]	513	454		466		489	460	
Risk costs in bps of average customer lending	27	19		12		20	24	
Return on equity based on 13.0% CET1[2]	12.5%	10.1%		10.7%		11.6%	10.1%	
Risk-weighted assets (end of period, in € billion)	143.9	148.5	-3.1%	149.2	-3.6%	143.9	148.5	-3.1%

1) Annualised total income divided by average RWA.
2) Annualised after-tax return divided by average equity based on 13.0% of RWA.

Wholesale Banking delivered a strong performance in 2Q2026 with a return on equity of 12.5%. Income increased on both comparable quarters, underpinned by continued client momentum and broad-based growth across Lending, Daily Banking & Trade Finance and Financial Markets. Capital efficiency improved further as risk-weighted assets declined 3.6% while lending grew by €3 billion, reflecting capital management actions, including the closure of an SRT transaction that provided €1.0 billion of RWA relief. As a result, income over average risk-weighted assets exceeded 500 basis points.

Net core lending growth was €3.0 billion, driven by a €2.5 billion net inflow in Lending as client financing demand remained robust. Core deposits, excluding Treasury, declined slightly, as outflows from higher-volatility deposit balances were largely offset by positive momentum from new mandates in Payments & Cash Management and cash pooling.

Lending income increased 5.1% compared with 1Q2026, supported by higher volumes and fee income as client financing activity remained strong. Compared with 2Q2025, Lending income increased 10%, reflecting higher interest income and higher syndication fees.

Daily Banking & Trade Finance income rose 3.3% quarter-on-quarter, led by a strong performance in Payments & Cash Management, supported by higher volumes, improved margins and higher fee income. Trade & Commodity Finance also contributed positively through higher volumes and fees. Year-on-year, income was up 8.6%, driven by volume growth and higher fee income from increased deal flow, particularly in Trade Finance Services and Trade & Commodity Finance.

Financial Markets income increased 13% versus both comparable quarters. Growth was largely attributable to stronger trading income, supported by more favourable market conditions. Capital markets fee income also increased, benefiting from higher client issuance activity.

Income from Treasury & Other included €18 million of one-off gains. Sequentially, income also benefited from higher Treasury-related revenues following the partial reversal of negative hedge ineffectiveness results recorded amid heightened market volatility in the previous quarter.

Expenses excluding regulatory costs and restructuring costs increased 2.4% year-on-year and 2.6% quarter-on-quarter, as the impact of salary indexation and ongoing multi-year investment programmes was partly offset by savings from earlier restructuring initiatives. Restructuring costs amounted to €90 million in 2Q2025 and €18 million in 1Q2026.

Risk costs were €142 million, or 27 basis points of average customer lending. This reflected increases to provisions for a limited number of Stage 3 files and the impact of a weaker economic outlook, while risk costs in the performing portfolio remained modest. Risk costs also included certain SRT- and CPRI-related charges, which are reflected in risk costs going forward.

ING Press Release 2Q2026 13

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account					
in € million	2Q2026	2Q2025	1Q2026	6M2026	6M2025
Profit or loss					
Commercial net interest income	0	0	0	0	0
Other net interest income	76	102	76	152	209
Net interest income	76	102	76	152	209
Net fee and commission income	-3	0	2	-1	-2
Investment income	26	12	0	26	32
Other income	-63	63	-29	-93	25
Total income	**36**	**177**	**48**	**84**	**265**
of which:					
Foreign currency hedging	77	191	71	148	343
Financial stakes[1]	59	91	26	85	119
Other Corporate Line	-100	-105	-49	-149	-197
Total income	**36**	**177**	**48**	**84**	**265**
Expenses excl. regulatory costs	148	122	119	267	240
Regulatory costs	0	0	1	1	0
Operating expenses	**148**	**122**	**120**	**268**	**239**
Gross result	**-112**	**55**	**-72**	**-184**	**25**
Addition to loan loss provisions	6	0	9	15	0
Result before tax	**-118**	**55**	**-81**	**-199**	**25**

[1] 'Financial stakes' contains ING's stake in TMBThanachart Bank (TTB), Bank of Beijing and Van Lanschot Kempen.

Total income declined year-on-year, primarily due to lower income from foreign currency hedging, whereas 2Q2025 had included a positive revaluation of the derivative related to the forward purchase of a stake in Van Lanschot Kempen.

Compared with 1Q2026, total income declined slightly. Stronger income from financial stakes, including a €26 million annual dividend from Van Lanschot Kempen, partly mitigated the impact of lower revaluation results.

Operating expenses were higher than in both comparable quarters, including €12 million of restructuring costs in 2Q2026. Year-on-year, expenses were also impacted by the transfer of the Luxembourg Retail run-off business to the Corporate Line from 1Q2026 onwards.

ING Press Release 2Q2026 14

Use of alternative performance measures

Our financial information is prepared in accordance with IFRS Accounting Standards as detailed out in our annual report. In addition, in the discussion of our financial performance, we use a number of alternative performance measures, including commercial net interest income, return on tangible equity (ROTE), and net core lending and deposits growth.

We consider commercial net interest income, and the derived commercial net interest margin, to be useful information because the scope is restricted to those products that are mainly interest driven and excludes the interest on products where performance measurement is primarily done based on fee income (such as investment products, daily banking services and insurance products) or at the total income level (including Financial Markets and Treasury). Commercial net interest income also excludes significant volatile items in lending and liability net interest income, thus removing items that distort period-on-period comparisons.

We consider ROTE to be useful information because it relates profit generation to the tangible equity in the business, thereby providing an indication of how effectively capital is being utilised. ROTE is defined as the annualised net result divided by average IFRS-EU shareholders' equity (with the average based on quarter-end balances) excluding reserved profits not included in CET1 capital and excluding intangible assets.

We consider net core lending and deposits growth to be useful information to track our real commercial growth in customer balances. Net core lending and deposits growth measures the development of our customer lending and deposits, adjusted for currency impacts and changes in the Treasury and run-off portfolios.

The following tables show how the alternative performance measures can be reconciled to the reported results.

Reconciliation commercial net interest income (NII)								
in € million	2Q2026	2Q2025	Change	1Q2026	Change	6M2026	6M2025	Change
Net interest income (IFRS)	**4,126**	**3,536**	**16.7%**	**4,055**	**1.8%**	**8,181**	**7,159**	**14.3%**
Exclude: Non-lending and non-liability NII[1]	-47	-236		-5		-52	-407	
Exclude: Significant volatile items[2]	0	0		0		0	0	
Commercial net interest income	**4,174**	**3,772**	**10.7%**	**4,060**	**2.8%**	**8,233**	**7,566**	**8.8%**
Of which: Lending net interest income[3]	2,281	2,113	8.0%	2,265	0.7%	4,546	4,222	7.7%
Of which: Liability net interest income[4]	1,892	1,659	14.0%	1,795	5.4%	3,687	3,344	10.3%

1) Non-lending and non-liability NII mainly includes NII for Financial Markets and Treasury. In Financial Markets this primarily reflects the funding costs of positions for which associated revenue is reported in 'other income'. For Treasury, it includes the funding costs of specific money market and FX transactions where an offsetting revenue is recorded in 'other income', as well as interest income from other Treasury activities (such as foreign currency ratio hedging) that are not allocated to Retail or Wholesale. Furthermore, other NII includes the funding costs for our equity stakes, the NII related to investment portfolios, as well as the effect of indexation of NII required by IAS 29 due to hyperinflation in Türkiye.
2) Significant volatile items in lending and liability NII are lending- and liability-related interest items that management would consider as outside the normal course of business and large enough to distort a proper period-on-period comparison. In 4Q2025, it included a €-18 million impact from the pay-out of incentives in Germany.
3) Lending NII includes the NII on mortgages, consumer lending, business lending, Wholesale Lending, Working Capital Solutions and Trade Finance Services. The NII is net, i.e., after internal funds transfer pricing.
4) Liability NII includes the NII on savings, deposits and current accounts. It excludes the NII on deposits in the Financial Markets and Treasury portfolios. The NII is net, i.e., after internal funds transfer pricing.

Reconciliation return on tangible equity (ROTE)[1]								
in € million	2Q2026	2Q2025	Change	1Q2026	Change	6M2026	6M2025	Change
IFRS-EU shareholders' equity	**50,246**	**49,115**	**2.3%**	**50,872**	**-1.2%**	**50,246**	**49,115**	**2.3%**
Exclude: Interim profit not included in CET1 capital	2,725	1,565		3,681		2,725	1,565	
Exclude: Intangible assets	1,740	1,409		1,552		1,740	1,409	
Adjusted IFRS-EU shareholders' equity	**45,781**	**46,141**	**-0.8%**	**45,639**	**0.3%**	**45,781**	**46,141**	**-0.8%**
Adjusted IFRS-EU shareholders' equity - average	45,710	46,782	-2.3%	45,851	-0.3%	45,780	46,953	-2.5%
Net result attributable to shareholders of the parent	**1,947**	**1,675**	**16.2%**	**1,556**	**25.1%**	**3,503**	**3,130**	**11.9%**
Return on tangible equity (ROTE)[2]	**17.0%**	**14.3%**		**13.6%**		**15.3%**	**13.3%**	

[1] As from 1Q2026, ING has transitioned from ROE to ROTE; the prior period ratios have been computed retrospectively using the same methodology.
[2] Annualised net result divided by average IFRS-EU shareholders' equity (based on quarter-end balances) excluding reserved profits not included in CET1 capital and excluding intangible assets.

Reconciliation net core lending growth 2Q2026							
in € billion	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer lending (IFRS) - 2Q2026	**761.6**	**188.9**	**98.2**	**119.7**	**137.0**	**214.1**	**3.6**
Customer lending (IFRS) - 1Q2026	744.0	183.4	97.0	117.4	132.6	209.9	3.8
Customer lending growth	**17.6**	**5.5**	**1.2**	**2.4**	**4.4**	**4.2**	**-0.2**
Exclude: FX impact	1.4	0.0	0.0	0.0	0.6	0.8	0.0
Exclude: Movements in Treasury, run-off portfolios and other	1.0	0.8	-0.6	0.2	0.5	0.4	-0.2
Net core lending growth[1]	**15.2**	**4.7**	**1.9**	**2.2**	**3.3**	**3.0**	**0.0**

[1] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios.

ING Press Release 2Q2026 15

Use of alternative performance measures

Reconciliation net core deposits growth 2Q2026							
in € billion	ING Group	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line
Customer deposits (IFRS) - 2Q2026	**773.2**	**233.4**	**96.3**	**166.4**	**182.2**	**94.5**	**0.4**
Customer deposits (IFRS) - 1Q2026	753.1	223.6	97.0	159.2	178.9	93.9	0.5
Customer deposits growth	**20.1**	**9.9**	**-0.7**	**7.2**	**3.2**	**0.7**	**-0.1**
Exclude: FX impact	0.4	0.0	0.0	0.0	0.2	0.2	0.0
Exclude: Movements in Treasury, run-off portfolios and other	3.7	4.6	-0.5	-0.6	-0.9	1.3	-0.1
Net core deposits growth[1)]	**15.9**	**5.2**	**-0.1**	**7.8**	**3.9**	**-0.8**	**0.0**

[1)] Net core deposits growth represents the development in customer deposits, adjusted for currency impacts, Treasury and run-off portfolios.

ING Press Release 2Q2026 16

Share information					
	2Q2026	1Q2026	4Q2025	3Q2025	2Q2025
Shares (in millions, end of period)					
Shares outstanding	2,859.7	2,876.6	2,902.4	2,935.9	2,980.8
Average number of shares outstanding	2,868.7	2,890.2	2,916.0	2,960.3	3,012.5
Treasury shares	60.7	43.7	119.1	85.6	166.6
Share price (in euros)					
End of period	27.67	22.11	24.01	22.08	18.63
High	28.18	26.13	24.03	22.23	19.15
Low	22.95	21.72	20.49	18.63	15.10
Net result per share (in euros)	0.68	0.54	0.48	0.60	0.56
Shareholders' equity per share (end of period in euros)	17.57	17.68	17.12	16.84	16.48
Dividend per share (in euros)	0.40	-	0.736	-	0.35
Price/earnings ratio[1)]	12.0	10.1	11.3	11.0	9.4
Price/book ratio	1.57	1.25	1.40	1.31	1.13

[1)] Four-quarter rolling average.

Financial calendar	
Ex-date for interim dividend 2026 (Euronext Amsterdam)[1)]	Monday 3 August 2026
Record date for interim dividend 2026 entitlement (Euronext Amsterdam)[1)]	Tuesday 4 August 2026
Record date for interim dividend 2026 entitlement (NYSE)[1)]	Tuesday 4 August 2026
Payment date for interim dividend 2026 (Euronext Amsterdam)[1)]	Monday 10 August 2026
Payment date for interim dividend 2026 (NYSE)[1)]	Monday 17 August 2026
Publication results 3Q2026	Thursday 29 October 2026
Publication results 4Q2026	Thursday 28 January 2027
Publication 2026 ING Group Annual Report	Thursday 25 February 2027
Annual General Meeting 2027	Tuesday 13 April 2027

[1)] Only if any dividend is paid

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 60,000 employees offer retail and wholesale banking services to customers in over 100 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. Our policies and actions are assessed by independent research and ratings providers, which give updates on them annually. ING's ESG rating by MSCI has been upgraded from 'AA' to 'AAA' in October 2025. As of June 2025, in Sustainalytics' view, ING's management of ESG material risk is 'Strong' with an ESG risk rating of 18.0 (low risk).

ING Group shares are also included in major sustainability and ESG index products of leading providers. Here are some examples: Euronext, STOXX, Morningstar and FTSE Russell.

Further information

- For more on results publications, visit the quarterly results publications page on www.ing.com.
- For more on investor information, visit www.ing.com/investors.
- For news updates, visit the newsroom on www.ing.com or via X (@ING_news feed).
- For ING photos such as board members, buildings, etc. visit Flickr.

ING Press Release 2Q2026 17

ING Press Release 2Q2026 18 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’). ING Group’s financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2025 ING Group consolidated financial statements. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine, other existing or emerging military conflicts, the risk of further military escalation, geopolitical tensions, trade restrictions and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG - related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain ESG - related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third - party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third - party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information. This document may also discuss one or more specific transactions and/or contain general statements about ING’s ESG approach. The approach and criteria referred to in this document are intended to be applied in accordance with applicable law. Due to the fact that there may be different or even conflicting laws, the approach, criteria or the application thereof, could be different. Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward - looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.